UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

B B HOLDINGS LIMITED

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BB HOLDINGS LIMITED

Date: April 7, 2006	By:	/s/ P.T. OSBORNE
Philip T. Osborne Company Secretary

2

Exhibit A

Press Release	FOR IMMEDIATE RELEASE

SEC DEREGISTRATION

Belize City, Belize, April 5, 2006 - On February 21, 2006, BB Holdings Limited (NASDAQ: BBHL, AIM: BBHL) (the “Company”) adopted an amendment to its Articles of Association, the purpose of which was to limit the number of US residents holding shares in the Company. Following recent corporate developments, the Company has now decided to reduce the number of US resident holders (who hold either directly or through nominees) to fewer than 300 and to then deregister from the US Securities and Exchange Commission (the “SEC”). It is the Company’s view that registration under the US Securities Exchange Act of 1934 involves considerable expense and commitment of management resources, which are considered to be out of proportion with the benefits obtained from it by the Company and its shareholders.

The Company is now invoking this provision of its Articles of Association and accordingly, disposal notices, requiring US resident shareholders holding 4,000 shares or less to transfer or sell their holdings to non US holders, will be despatched this week. The Company believes that following the transfer or sale by affected shareholders of their shares or the sale by the Company of their shares on their behalf, it will be able to demonstrate to the SEC that the number of US resident holders of its shares is less than 300. The Company anticipates completing the sale of shares on behalf of affected shareholders who do not dispose of their shares by June 30, 2006 and remitting the gross proceeds of such sales to them shortly thereafter.

The Company announced on March 17, 2006, its intention to cancel its listing on NASDAQ with effect from May 12, 2006. Following cancellation of its listing on NASDAQ and the Company’s anticipated deregistration from the SEC, the Company’s shares will continue to be admitted to trading on AIM.

Forward Looking Statements

Certain statements in this press release constitute ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of BB Holdings, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for BB Holdings’ services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect BB Holdings’ businesses and performance are set forth in submissions by BB Holdings with the United States Securities and Exchange Commission (the ‘SEC’), which are available without charge from the SEC at www.sec.gov

For further information contact:

Makinson Cowell	BB Holdings Limited
+1 (212) 994 9044	UK +44 (0)20 7248 6700
Belize +501 227 7178

Note: This and other press releases are available at the Company’s web site: http://www.bbholdingslimited.com.

- Ends -

2

Exhibit B

THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser. If you have sold or otherwise transferred all your shares in BB Holdings, please send this letter at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Helpline: Please contact

Abner Peralta at

The Belize Bank Limited on

(501) 22 77178

(501) 22 77132 Ext: 259

April	6, 2006

Ref. No:

                                Number of Relevant Shares:

Dear Sir/Madam,

BB HOLDINGS LIMITED (THE COMPANY OR BB HOLDINGS)

REQUIRED DISPOSAL OF RELEVANT SHARES

This letter is important and has been sent to you because you are shown on the Company’s share register as having a US address and holding 4,000 ordinary shares or less in BB Holdings (the Shares). It requires you, by the date specified, to sell your Shares OR to show that you are not a US resident holding 4,000 Shares or less. You need take no action if you wish us to sell your Shares on your behalf, as permitted by the Company’s Articles of Association.

The Company announced on April 5, 2006 that, in view of the increasing costs of maintaining a US registration for non-US companies, it intended to exercise its powers enabling it to require certain US Holders to sell their shares in order to limit the number of US Holders holding shares and thereby terminate its registration under the US Securities Exchange Act of 1934 (the Exchange Act). The Directors consider that, as the Company no longer conducts business in the United States, it will cease to trade on NASDAQ on May 12, 2006 and given that compliance with these US reporting obligations involves considerable expense for the Company and a considerable investment of management resources continuing its registration is no longer justified. Under the relevant provisions of the Exchange Act, the Company may deregister if its shares are beneficially held by fewer than 300 persons resident in the US.

On February 21, 2006, the articles of association of BB Holdings (the Articles) were amended to give the board of directors (the Board) the ability to limit the number of US residents holding shares. These powers enable the Board, in its absolute discretion, to require US Holders (as defined in paragraph 3 below) to sell their shares. On April 5, 2006, the Company announced its intention to exercise its powers enabling it to require certain US Holders to sell their shares in order to limit the number of US residents holding shares. The Board has decided to require all US Holders holding 4,000 shares or less in the Company to sell their shares. The Board believes that following these disposals the Company will be able to demonstrate to the SEC that there are fewer than 300 US Holders of its shares. This will enable the Company to file for deregistration from the US Securities and Exchange Commission (the SEC).

1.	Your interest in BB Holdings shares

Pursuant to Article 130C(d)(i) of the Articles, the Board hereby serves notice (the Notice) on you calling for a Required Disposal of your Relevant Shares (as defined in paragraph 3 below) to be made by May 3, 2006 (the Expiry Date) and such disposal must be made to persons who do not constitute US Holders.

2.	Actions required

You need take no action if you wish us to sell your Relevant Shares on your behalf.

We refer you to the enclosed Declaration which you should complete and return together with supporting documentation if either (i) you believe that the Shares to which this Notice relates are not Relevant Shares or (ii) you decide to make a Required Disposal of the Relevant Shares such that the Shares to which this Notice relates will no longer be Relevant Shares on the Expiry Date. If you do not return a completed Declaration (together with appropriate supporting evidence) in accordance with the terms of this Notice the Board intends to make a Required Disposal (or procure that a Required Disposal is made) in relation to the Relevant Shares in accordance with the Articles. Such Required Disposal by the Board will not take place until after May 3, 2006.

Action 1 – do nothing, thus permitting the Company to sell your Shares

The Board intends, pursuant to Article 130C(d)(ii), to make a Required Disposal (or procure that such a Required Disposal is made) of your Relevant Shares unless a completed Declaration, together with appropriate supporting evidence, is returned in accordance with Section 2 of this Notice. In accordance with the provisions of the Company’s Articles, you (and all other persons interested in the Relevant Shares) will be deemed to have irrevocably and unconditionally authorised the Board to make such a Required Disposal. The manner, timing and terms of any Required Disposal shall be determined by the Board based on appropriate advice as contemplated by the Articles. The Board shall not be liable to any person for any of the consequences of reliance on such advice. No Required Disposal by the Board will take place until after May 3, 2006.

Following such Required Disposal the Company will give you written notice of such disposal. In order to receive the disposal proceeds from the Required Disposal you will need to return your share certificate in accordance with the instructions contained in the notice. You will be remitted the full disposal proceeds by US dollar cheque. If you do not have your share certificate, please contact the Helpline on the number given overleaf.

If you choose to do nothing (Action 1) and the Company sells your Shares, all dealing costs will be paid by the Company and you will receive the gross sales proceeds achieved.

Action 2 – confirm that the Shares are not Relevant Shares

If you believe that the shares to which this Notice relates are not Relevant Shares you should complete the enclosed Declaration by placing a cross in Box 1, signing it and sending the Declaration together with evidence supporting your declaration to The Belize Bank Limited, 60 Market Square, P.O. Box 1764, Belize City, Belize, marked for the attention of Abner Peralta, to reach them by May 3, 2006. The shares will NOT be Relevant Shares if (i) they are held on behalf of a non US resident, or (ii) they are held by a US resident but are greater than 4,000 in number. All Declarations and supporting evidence received by The Belize Bank Limited by May 3, 2006 will be reviewed and the Board will determine in its absolute discretion whether it is satisfied that the shares to which this Notice relates do not constitute Relevant Shares and where the Board so determines it shall withdraw this Notice. You will be notified in writing of the Board’s decision in this regard which will be final and conclusive.

If the Board is not satisfied that the Shares are not Relevant Shares, the Company will sell your Shares as set out in Action 1, and you will receive the gross sale proceeds achieved. No Required Disposal by the Board will take place until after May 3, 2006.

Action 3 – sell your Shares

If you decide to complete a Required Disposal pursuant to the terms of this Notice such that the Shares to which this Notice relates will no longer be Relevant Shares as at the Expiry Date you should, following completion of the Required Disposal, complete the enclosed Declaration by placing a cross in Box 2, signing it and sending the Declaration together with evidence supporting your declaration, including the identity of the purchaser or intermediary through which the sale was made, to The Belize Bank Limited at 60 Market Square, P.O. Box 1764, Belize City, Belize, Central America, marked for the attention of Abner Peralta, to reach them by May 3, 2006. All Declarations and supporting evidence received by The Belize Bank Limited by May 3, 2006 will be reviewed and the Board will determine, in its absolute discretion, whether it is satisfied that a Required Disposal has occurred. You will be notified in writing if the Board determines that a Required Disposal has not occurred. The Board’s decision in this regard will be final and conclusive.

3.	Definitions

For the purposes of this Notice the following definitions shall apply:

Relevant Shares means shares in BB Holdings which are held by US Holders in any manner described in Rule 12g3-2(a)(1) under the Exchange Act or which are deemed pursuant to Article 130C of the Articles to be so held, and include shares held directly by any person or through or as nominee ;

Required Disposal means in relation to any Relevant Shares a disposal or disposals of such Relevant Shares or interests therein which will result following such disposal or disposals in such Relevant Shares ceasing to be Relevant Shares;

US Holder means a person resident in the US; and

US means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

Yours faithfully

Philip T Osborne

Company Secretary

BB Holdings Limited

Tel: (501) 22 77178

Fax: (501) 22 74443

DECLARATION

REF NO:

Number of Relevant Shares:

Holder

1. DECLARATION THAT SHARES ARE NOT RELEVANT SHARES	Box 1
If you believe that the shares to which the Notice relates are not Relevant Shares place a cross in Box 1. Please note that you must provide evidence supporting your declaration.

OR

2. DECLARATION THAT REQUIRED DISPOSAL HAS BEEN MADE	Box 2
If a Required Disposal has been made in accordance with the terms of the Notice place a cross in Box 2. Please note that you must provide evidence supporting your declaration.
3. SIGNATURES CONFIRMING YOUR DECLARATION
Execution by individual(s):

Signature 1	Signature 3
Name 1	Name 3

Signature 2	Signature 4
Name 2	Name 4

Execution by a company Please place a cross in this box if completing on behalf of a company

Company Name

Executed for and on behalf of the company named above by duly authorised signatories:

Signature 1	Signature 2
Name 1	Name 2

THIS DECLARATION SHOULD NOT BE RETURNED WITHOUT SUPPORTING EVIDENCE.

IT MUST BE RECEIVED BY THE BELIZE BANK LIMITED AT 60 MARKET SQUARE,

P.O. BOX 1764, BELIZE CITY, BELIZE, CENTRAL AMERICA, MARKED FOR THE ATTENTION

OF ABNER PERALTA, BY MAY 3, 2006 OTHERWISE THE BOARD INTENDS TO MAKE A

REQUIRED DISPOSAL (OR PROCURE THAT A REQUIRED DISPOSAL IS MADE) IN

RELATION TO THE RELEVANT SHARES.

Exhibit C

BELIZE

THE INTERNATIONAL BUSINESS

COMPANIES ACT 1990 (AS AMENDED)

ARTICLES OF ASSOCIATION

(Including all amendments up to February 21, 2006)

OF

BB HOLDINGS LIMITED

(Formerly Carlisle Holdings Limited)

IBC NO. 1

Registered Agent:

The Belize Bank Limited

60 Market Square

PO Box 364

Belize City

Belize

THE INTERNATIONAL BUSINESS

COMPANIES ACT 1990 (AS AMENDED)

INDEX

ARTICLES OF ASSOCIATION

i

ii

WINDING UP	42

EXEMPTION AND INDEMNIFICATION OF OFFICERS	43

INTERESTS IN SHARES	44

DISCLOSURE BY NOMINEES	45

LIMITATIONS ON SHAREHOLDINGS BY US HOLDERS	46

ALTERATION OF ARTICLES	49

EFFECT OF ALTERATIONS TO ARTICLES	49

iii

ARTICLES OF ASSOCIATION

OF

BB HOLDINGS LIMITED

INTERPRETATION

1. In these Articles, unless the context otherwise requires:

(i) “Board” means the Board of Directors for the time being of the Company and “Resolution of Directors” means the same as such term is defined for the purposes of the Companies Acts;

(ii) “Articles” means these Articles in their present form or as from time to time amended;

(iii) “clear days” means, in relation to the period of a notice, that period excluding the day on which the notice is given or served, or deemed to be given or served, and the day for which it is given or on which it is to take effect;

(iv) “Ordinary Shares” means the ordinary shares without par value (or having such par value as may from time to time be assigned to them) in the capital of the Company;

(v) “Companies Acts” means every statute, regulation and order of the Company’s country of incorporation from time to time in force concerning companies insofar as the same applies to the Company;

(vi) “Company” means BB Holdings Limited, the subject of these Articles;

(vii) “Director” means a director for the time being of the Company;

(viii) “Officer” means a Director, Secretary, or other officer of the Company appointed pursuant to Article 104, but does not include any person holding the office of auditor in relation to the Company;

(ix) “paid up” means paid up or credited as paid up;

(x) “person entitled by transmission” means a person whose entitlement to a share in consequence of the death or bankruptcy of a Shareholder or of any other event giving rise to its transmission by operation of law has been noted in the Register;

(xi) “Preference Shares” means the 14,000,000 Preference Shares of par value

US$1.00 per share, or such other par value, if any, as may result from any reorganization of capital in the capital of the Company;

(xii) “Register” means the Register of Shareholders of the Company and includes any branch register;

(xiii) “Registered Office” means the registered office for the time being of the Company;

(xiv) “Resolution” means the same as a “resolution of members” as defined for the purposes of the Companies Acts;

(xv) “Seal” means the common seal of the Company and includes any duplicate seal;

(xvi) “Secretary” means the Secretary of the Company or, if there are joint Secretaries, any of the joint Secretaries and includes a deputy or assistant Secretary and any person appointed by the Board to perform any of the duties of the Secretary;

(xvii) “Shareholder” means a member of the Company;

(xviii) “share” means any share in the capital of the Company;

(xix) “subsidiary” has the same meaning as in the Companies Acts except that references therein to a company shall include any body corporate or other legal entity, wherever incorporated or established;

(xx) “US dollars” or “US$” means United States dollars; and

(xxi) “United States” or “US” means the United States of America, its territories and possessions, any state or political sub-division of the United States of America and the District of Columbia.

2. For the purposes of these Articles, unless the context otherwise requires:

(i) a corporation shall be deemed to be present in person at a meeting if its representative, duly authorized pursuant to these Articles, is present;

(ii) words importing only the singular number include the plural number and vice versa;

(iii) words importing only one gender include the other genders;

(iv) references to a company include any body corporate or other legal entity,

wherever incorporated or established;

(v) references to a person include any company, partnership or other body of persons, whether corporate or not, any trust and any government, governmental body or agency or public authority, wherever incorporated or established;

(vi) references to writing include typewriting, printing, lithography, photography and other modes of representing or reproducing words in a legible and non-transitory form;

(vii) references to a dividend include a distribution out of surplus or any other distributable reserve;

(viii) any words or expressions defined in the Companies Acts, if not otherwise defined in or given a particular meaning by these Articles, have the same meaning in these Articles;

(ix) any reference to any statute or statutory provision (of any country or state) includes a reference to any modification or re-enactment of it for the time being in force and to every rule, regulation or order made under it (or under any such modification or re-enactment) and for the time being in force and any reference to any rule, regulation or order made under any such statute or statutory provision includes a reference to any modification or replacement of such rule, regulation or order for the time being in force; and

(x) references to shares carrying the general right to vote at general meetings of the Company are to those shares (of any class or series) carrying the right to vote, other than shares which entitle the holders to vote only in limited circumstances or upon the occurrence of a specified event or condition (whether or not those circumstances have arisen or that event or condition has occurred).

REGISTERED OFFICE

3. The Registered Office shall be at such place in the country of incorporation of the Company as the Board from time to time decides.

SHARE RIGHTS

4. (a) Subject to the Companies Acts and to the rights conferred on the holders of any other class of shares, any share in the Company may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Company may by Resolution decide or, if no such Resolution is in effect or insofar as the Resolution does not make specific provision, as the Board may from time to time determine.

(b) Without limiting the foregoing and subject to the Companies Acts, the Company may issue preference shares (including the Preference Shares) which (i) are liable to be redeemed on the happening of a specified event or events or on a given date or dates and/or (ii) are liable to be redeemed at the option of the Company and/or the holder. The terms and manner of redemption of any Preference Shares shall be as the Board may determine before the allotment of such shares and the terms and manner of redemption of any other redeemable preference shares shall be either (i) as the Company may by Resolution determine or (ii) as the Board may determine before the allotment of such shares. Any such Resolution or Resolution of Directors for the time being in force shall be attached as an appendix to (but shall not form part of) these Articles.

(c) The rights attaching to the Preference Shares shall be as follows:

(i) Each Preference Share shall have attached to it such preferred, qualified or other special rights, privileges and conditions and be subject to such restrictions, whether in regard to dividend, return of capital, redemption, conversion into Ordinary Shares or voting or otherwise, as the Board may determine on or before its allotment.

(ii) The Board may allot the Preference Shares in more than one series and, if it does so, may designate each series in such manner as it deems appropriate to reflect the particular rights and restrictions attached to that series, which may differ in all or any respects from any other series of Preference Shares.

(iii) The particular rights and restrictions attached to any Preference Share shall be recorded in a Resolution of Directors. The Board may at any time before the allotment of any Preference Share by further resolution in any way amend such rights and restrictions or vary or revoke its designation. A copy of any such resolution or amending resolution for the time being in force shall be annexed as an appendix to (but shall not form part of) these Articles.

(iv) The Board shall not attach to any preference share any right or restriction which would alter or abrogate any of the special rights attached to any other class of preference shares of the time being in issue without such sanction as is required for any alteration or abrogation of such rights, unless expressly authorized to do so by the terms of issue of such Preference Shares.

VARIATION OF RIGHTS

5. Subject to the Companies Acts, all or any of the special rights for the time being attached to any class of shares for the time being in issue may, unless otherwise expressly provided in the rights attaching to or by the terms of issue of the shares of that class from time to time (whether or not the Company is being wound up), be altered or abrogated with the sanction of a Resolution.

6. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares,

be deemed to be altered or abrogated by (i) the creation or issue of further shares ranking pari passu with them, (ii) the creation or issue for full value (as determined by the Board) of further shares ranking as regards participation in the profits or assets of the Company or otherwise in priority to them, (iii) the purchase or redemption by the Company or any of its own shares, or (iv) by the conversion of shares with par value into shares without par value or vice versa.

SHARES

7. (a) Subject to the provisions of these Articles, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options or other rights over or otherwise deal with or dispose of them to such persons, at such times and for such consideration and generally on such terms and conditions as the Board may from time to time determine.

(b) Shares may be issued in fractional denominations and in such event the Company shall deal with such fractions to the same extent as its whole shares, so that a share in a fractional denomination shall have, in proportion to the fraction of a whole share which it represents, all the rights of a whole share, including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding up.

8. The Board may, in connection with the issue of any shares, exercise all powers of paying commission and brokerage conferred or permitted by law.

9. Subject to the Companies Acts and to any confirmation or consent required by law or these Articles, the Board may exercise the power of the Company to purchase its own shares, whether in the market, by tender or by private treaty, at such prices and otherwise on such terms and conditions as the Board may from time to time determine.

10. Except only as otherwise provided in these Articles, as ordered by a court of competent jurisdiction or as otherwise required by law, the Company shall be entitled to treat the registered holder of any share or any fractional part of a share as the absolute owner of it and accordingly no person shall be recognised by the Company as holding any share or any fractional part of a share upon trust, and the Company shall not be bound by or required in any way to recognise (even when having notice of it) any interest or other right in any share or in any fractional part of a share except an absolute right to the entirety of the share or to the fractional part of a share in the name of the registered holder of it.

INCREASE OF CAPITAL

11. The capital of the Company may from time to time be increased by such sum as the Company by Resolution or the Board by Resolution of Directors shall decide.

12. The Company or the Board may direct that the new shares or any of them shall be offered in the first instance to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.

13. The new shares shall be subject to all the provisions of these Articles with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

ALTERATION OF CAPITAL

14. (a) The Company by Resolution or the Board by Resolution of Directors may from time to time:

(i) divide the Company’s shares into several classes and attach to them respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(ii) combine all or any of its share capital, including issued shares, into a smaller number of shares of the same class or series;

(iii) divide all or any of its share capital, including issued shares, into a larger number of shares of the same class or series;

(iv) increase or reduce the par value of any of its shares, alter the currency in which any of its shares is denominated, convert any shares with par value into shares without par value or convert any shares without par value into shares with par value;

(v) cancel shares which, at the date of the passing of relevant resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(vi) change the currency denomination of its share capital.

(b) Where any difficulty arises in regard to any combination or division under this Article, the Board may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion among the Shareholders who would have been entitled to the fractions, except that any proceeds in respect of any holding which are less than a sum fixed by the Board may be retained for the benefit of the Company. For the purpose of any such sale the Board may authorise some person to transfer the shares representing fractions to the purchaser, who shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

15. Subject to the Companies Acts and to any confirmation or consent required by law or these Articles, the Company by Resolution or the Board by Resolution of Directors may from time to time convert any preference shares into redeemable preference shares.

REDUCTION OF CAPITAL

16. Subject to the Companies Acts and to any confirmation or consent required by law or these Articles, the Company by Resolution or the Board by Resolution of Directors may from time to time authorise the reduction in any manner of its issued share capital or any share premium account.

17. In relation to any such reduction, the Company by Resolution or the Board by Resolution of Directors may determine the terms upon which the reduction is to be effected, including, in the case of a reduction of part only of a class of shares, those shares to be affected.

CERTIFICATES

18. (a) Shares shall be issued in registered form. Unless otherwise provided by the terms of issue of any particular shares, each Shareholder shall, upon becoming the holder of any share, be entitled to a share certificate for all the shares of each class held by him (and, on transferring a part of his holding, to a certificate for the balance), but the Board may decide not to issue certificates for any shares held by, or by the nominee of, any securities exchange or operator of any clearance or settlement system except at the request of any such person. In the case of a share held jointly by several persons, delivery of a certificate in their joint names to one of several joint holders shall be sufficient delivery to all.

(b) Share certificates shall be in such form as the Board may from time to time prescribe, subject to the requirements of the Companies Acts. No fee shall be charged by the Company for issuing a share certificate.

19. If a share certificate is worn-out or defaced, or alleged to have been lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of any exceptional costs and out of pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of wearing- out or defacement, on delivery of the certificate to the Company.

20. (a) All certificates for shares (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms of issue of any shares otherwise provide, be issued under the Seal or a facsimile of it. Each certificate shall be signed by such person or persons (whether or not Officers) as the Board may from time to time decide, but the Board may determine that certificates for shares or for particular shares need not be signed by any person.

(b) The Board may also determine, either generally or in any particular case, that any signatures on certificates for shares need not be autographic but may be affixed to such certificates by some mechanical means or may be facsimiles printed on such certificates. If any Officer who has signed, or whose facsimile signature has been used on, any such certificate ceases for any reason to hold his office, such certificate may nevertheless be issued as though that Officer had not ceased to hold such office.

21. Nothing in these Articles shall preclude (i) title to a share being evidenced or transferred otherwise than in writing to the extent permitted by the Companies Acts and as may be determined by the Board from time to time or (ii) the Board from recognising the renunciation of the allotment of any share by the allottee in favour of some other person such terms and subject to such conditions as the Board may from time to time decide.

LIEN

22. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently due or not, called or payable in respect of such share. The Company’s lien on a share shall extend to all dividends payable on it. The Board may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Article. Unless otherwise agreed, the registration of a transfer of a share shall operate as a waiver of the Company’s lien on that share.

23. (a) The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently due.

(b) The net proceeds of sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is due, and any residue shall (subject to a like lien for debts or liabilities not presently due as existed upon the share prior to the sale) belong to the Company. For giving effect to any such sale the Board may authorise some person to transfer the share to the purchaser. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

24. (a) The Board may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their shares (whether on account of the par value of the shares, if any, or by way of premium) and not by the terms of issue of the shares made payable at a date fixed by or in accordance with their terms of issue and each Shareholder shall (subject to the Company serving on him at least 14 clear days’ notice in writing specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.

(b) A call may be made payable by installments and shall be deemed to be made at the time when the resolution of the Board authorising the call is passed.

(c) A person on whom a call is made shall remain liable for it notwithstanding the subsequent transfer of the share in respect of which the call is made.

25. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

26. If a sum called in respect of a share is not paid before or on the day appointed for its payment, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment to the time of actual payment at such rate not exceeding 15 per cent per annum as the Board may determine, but the Board may waive payment of such interest, wholly or in part.

27. Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal value of the share, if any, or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which by the terms of issue the same becomes payable, and, in case of non-payment, all the relevant provisions of these Articles as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

28. The Board may, on the issue of any shares, differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

29. The Board may, if it thinks fit, receive all or any part of the moneys payable on a share beyond the sum actually called up on it if the holder is willing to make payment in advance and, on any moneys so paid in advance, may (until they would otherwise be due) pay interest at such rate as may be agreed between the Board and the Shareholder paying the sum in advance.

FORFEITURE OF SHARES

30. If a Shareholder fails to pay any call or installment of a call on the day appointed for its payment, the Board may at any time while any part of such call or installment remains unpaid serve on him a notice in writing requiring payment of so much of the call or installment as is unpaid, together with any interest which may have accrued. The notice shall state a further day (not being less than 14 clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call is made or installment is payable will be liable to be forfeited.

31. The Board may accept the surrender of any share liable to be forfeited, and, in any such case, references in these Articles to forfeiture include surrender.

32. If the requirements of any notice given under Article 30 are not complied with, any share in respect of which the notice was given may, at any time before payment of all calls or installments and interest due in respect of it is made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not actually paid before the forfeiture.

33. When any share has been forfeited, notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share or the person entitled by transmission to it, but no forfeiture shall be invalidated by any omission to give such notice.

34. A forfeited share shall become the property of the Company and may be sold, re-offered or otherwise disposed of either to the person who was, before forfeiture, the holder of, or entitled to, the share or to any other person, on such terms and in such manner as the Board thinks fit. At any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Board may think fit.

35. A person whose shares have been forfeited shall cease to be a Shareholder in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares, together with interest at such rate not exceeding 15 per cent per annum as the Board may determine from the date of forfeiture until payment and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.

36. An affidavit in writing to the effect that the deponent is a Director or the Secretary and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on its sale, re-allotment or disposition, and the Board may authorise some person to transfer the share to the person to whom it is sold, re-allotted or disposed of. That person shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any), nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

REGISTER OF SHAREHOLDERS

37. (a) The Register shall be kept in the manner prescribed by the Companies Acts at the Registered Office or at such other location in the country of incorporation of the Company as may be authorized by the Board from time to time. The Company may also keep one or more branch registers at such place or places outside the country of incorporation of the Company to the extent and in the manner permitted by the Companies Acts and the Board may transfer any share on the Register to a branch register, or any share on a branch register to the Register or another branch register.

(b) The Register may be closed at such times and for such periods as the Board may from time to time decide, subject to the Companies Acts.

(c) Unless the Board so determines, no Shareholder or intending Shareholder shall be entitled to have entered in the Register any indication of any trust or any equitable, contingent, future or partial interest in any share or any fractional part of a share, and if any such entry exists, or is permitted by the Board it shall not be deemed to abrogate any provisions of Article 10.

REGISTER OF DIRECTORS AND OFFICERS

38. The Secretary shall maintain a register of the Directors and Officers of the Company as required by the Companies Acts. The register of Directors and Officers shall be open to inspection in the manner, if any, prescribed by the Companies Acts.

TRANSFER OF SHARES

39. Subject to the Companies Acts and to such of the restrictions contained in these Articles as may be applicable, any Shareholder may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may from time to time approve. The instrument of transfer may be endorsed on the share certificate.

40. (a) The instrument of transfer of a share shall be signed by or on behalf of the transferor and, if the share is not fully paid, by or on behalf of the transferee and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect of it. All instruments of transfer may be retained by the Company.

(b) The Board may, in its absolute discretion and without assigning any reason for its decision, decline to register any transfer of any share which is not a fully-paid share but, in the case of a class of shares which is listed on any stock exchange, not so as to prevent dealings in those shares from taking place on an open and proper basis. The Board may also decline to register any transfer if:

(i) the instrument of transfer is not duly stamped, if required, and lodged at the Registered Office or any other place as the Board may from time to time specify for the purpose, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; or

(ii) the instrument of transfer is in respect of more than one class of share; or

(iii) the instrument of transfer is in favour of more than four persons jointly.

(c) Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Article and Articles 39 and 41.

41. If the Board declines to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice in writing of such refusal.

42. No fee shall be charged by the Company for registering any transfer or for making any entry in the Register concerning any other document relating to or affecting the title to any share.

TRANSMISSION OF SHARES

43. In the case of the death of a Shareholder, the survivor or survivors, where the deceased was a joint holder, or the estate representative, where he was sole holder, shall be the only person or persons recognised by the Company as having any title to his shares; but nothing in these Articles shall release the estate of a deceased Shareholder from any liability in respect of any share held by him either solely or jointly with other persons. In this Article, “estate representative” means the person to whom probate or letters of administration or confirmation as executor has or have been granted under the laws of any country in the Commonwealth or any part of the United States of America or, failing such person, such other person as the Board may in its absolute discretion determine to be the person recognised by the Company for the purpose of this Article.

44. (a) In the case of a person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law, the Board may require the production to the Company of such evidence of his entitlement as may be prescribed by the Companies Acts or, to the extent that no such evidence is prescribed, as may from time to time be required by the Board. Upon production of such evidence the name and address of the person so entitled shall be noted in the Register.

(b) Subject to paragraph (b) of Article 45, any person entitled by transmission to a share shall be entitled to receive (and may give a discharge for) any dividends or other moneys payable in respect of the share, to attend and vote in respect of the share at general meetings of the Company and of the relevant class of Shareholders and generally to exercise in respect of the share all of the rights or privileges of a Shareholder as if he were registered as the holder of the share.

45. (a) Any person entitled by transmission to a share may elect either to be registered himself as the holder of the share or to have some person nominated by him registered as the transferee of the share. If he elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the provisions of these Articles relating to the right to transfer and the registration of transfer of shares shall apply to any such notice or instrument of transfer as if the death of the Shareholder or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Shareholder.

(b) The Board may at any time give notice in writing requiring a person entitled by transmission to a share to elect either to be registered himself or to transfer the share and if the notice is not complied with within 60 days the Board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

46. Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under Articles 43, 44 and 45.

GENERAL MEETINGS

47. (a) The Board may, whenever it thinks fit, and shall, on the requisition in writing of Shareholders holding such number of shares as is prescribed by, and made in accordance with, the Companies Acts, convene a general meeting. All general meetings shall be called general meetings. Within 21 days from the date of delivery of any such requisition by Shareholders, the Board shall proceed duly to convene a general meeting for a date which is not more than six months after the date of delivery of the requisition.

(b) Each general meeting shall be held at such time and place as the Board decides.

NOTICE OF GENERAL MEETINGS

48. Any general meeting of the Company (other than an adjourned meeting) shall be called by at least five clear days’ notice. The notice of a general meeting shall specify the place, day and time of the meeting (including any satellite meeting place arranged for the purposes of paragraph (b) of Article 52). Notice of every general meeting shall be given in any manner permitted by these Articles to all Shareholders (other than those who, under the provisions of these Articles or the terms of issue of the shares which they hold, are not entitled to receive such notice from the Company) and to each Director.

49. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to,

or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

50. The Chairman or, in his absence, the President shall preside as chairman at every general meeting of the Company or of any class of Shareholders. If there is no such Chairman or President, or if at any meeting neither the Chairman nor the President is present within 15 minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present shall appoint one of those Directors who is willing to act as chairman or, if only one Director is present, he shall preside as chairman, if willing to act. If none of the Directors present is willing to act as chairman, the Director or Directors present may appoint any other Officer who is present and willing to act as chairman. In default of any such appointment, the persons present and entitled to vote shall elect any Officer who is present and willing to act as chairman or, if no Officer is present or if none of the Officers present is willing to act as chairman, one of their number to be chairman.

51. (a) No business shall be transacted at any general meeting or adjourned meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment or election of a chairman, which shall not be treated as part of the business of the meeting. Except as otherwise provided by the Companies Acts or these Articles, two or more Shareholders present in person or by proxy and having the right to attend and vote at the meeting shall be a quorum.

(b) If within 30 minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for a meeting (other than an adjourned meeting) a quorum is not present, the meeting, if convened on the requisition of Shareholders, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine. If within 30 minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for any adjourned meeting a quorum is not present, the meeting may be further adjourned to such other day and such other time and place as the chairman of the meeting may determine, but otherwise the meeting shall be dissolved. A meeting may not be adjourned under this Article to a day which is more than 90 days after the day originally appointed for the meeting.

(c) If it appears to the chairman of a general meeting that the place of the meeting specified in the notice convening the meeting is inadequate to accommodate all persons entitled and wishing to attend, the meeting is duly constituted and its proceedings are valid if the chairman is satisfied that adequate facilities are available, whether at the place of the meeting or elsewhere, to ensure that each such person who is unable to be accommodated at the place of the meeting is able to communicate simultaneously and instantaneously with the persons present at the place of the meeting, whether by the use of microphones, loudspeakers, audio-visual or other communications equipment or facilities.

52. (a) A meeting of the Shareholders or of any class of Shareholders may be held by means of such telephone, electronic or other communications equipment or facilities as the Board may from time to time approve and which permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

(b) The Board may resolve to enable persons entitled to attend a general meeting of the Company or of any class of Shareholders to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The Shareholders present at any such satellite meeting place in person or by proxy and entitled to vote shall be counted in the quorum for, and shall be entitled to vote at, the general meeting in question if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that Shareholders attending at all the meeting places are able to:

(i) communicate simultaneously and instantaneously with the persons present at the other meeting place or places, whether by the use of microphones, loud-speakers, audiovisual or other communications equipment or facilities; and

(ii) have access to all documents which are required by the Companies Acts and these Articles to be made available at the meeting.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place. If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place are or become inadequate for the purposes referred to above, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of such adjournment shall be valid.

53. Each Director shall be entitled to attend and speak at any general meeting of the Company or of any class of Shareholders.

54. The Board may make any security arrangements which it considers appropriate relating to the holding of a general meeting of the Company or of any class of Shareholders including, without limitation, arranging for any person attending a meeting to be searched and for items of personal property which may be taken into a meeting to be restricted, and any person who fails to comply with any such arrangements may be refused entry to the meeting.

55. (a) Subject to the Companies Acts, a resolution may only be put to a vote at a general meeting of the Company or of any class of Shareholders if:

(i) it is proposed by or at the direction of the Board; or

(ii) it is proposed at the direction of the Court; or

(iii) it is proposed on the requisition in writing of such number of Shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Companies Acts; or

(iv) the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.

(b) No amendment may be made to a resolution, at or before the time when it is put to a vote, unless the chairman of the meeting in his absolute discretion decides that the amendment or the amended resolution may properly be put to a vote at that meeting.

(c) If the chairman of the meeting rules a resolution or an amendment to a resolution admissible or out of order (as the case may be), the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in his ruling. Any ruling by the chairman of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive.

56. The chairman of the meeting may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time (or sine die) and from place to place. In addition to any other power of adjournment conferred by law, the chairman of the meeting may at any time without the consent of the meeting adjourn the meeting (whether or not it has commenced or a quorum is present) to another time and/or place (or sine die) if, in his opinion, it would facilitate the conduct of the business of the meeting to do so or if he is so directed (prior to or at the meeting) by the Board. When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the Board.

57. When a meeting is adjourned for 90 days or more or sine die, not less than five clear days’ notice of the adjourned meeting shall be given in the same manner as in the case of the original meeting. Except as expressly provided by these Articles, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting from which the adjournment took place.

VOTING

58. (a) Except where a greater majority is required by the Companies Acts or these Articles, any question proposed for consideration by the Company or of any class of Shareholders shall be decided by a Resolution.

(b) When, in accordance with the Companies Acts, a Resolution is consented to in writing, such a Resolution may be contained in one document or in several documents in like form each signed or approved by one or more Shareholders. In such circumstances, notice of such Resolution need not be given to all the Shareholders entitled to vote thereon.

59. At any general meeting, subject to any right or restrictions for the time being attached to any class of shares, on a show of hands each Shareholder present in person or by proxy shall have one vote and, on a poll, each Shareholder present in person or by proxy shall have one vote for each share held by him.

60. (a) At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before, or immediately after the declaration of the result of, the show of hands or on the withdrawal of any other demand for a poll) a poll is demand by:

(i) the chairman of the meeting; or

(ii) at least three Shareholders present in person or by proxy; or

(iii) a Shareholder or Shareholders present in person or by proxy holding between them not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at such meeting; or

(iv) a Shareholder or Shareholders present in person or by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right;

and a demand for a poll by a person present as proxy for a Shareholder shall be as valid as if the Shareholder himself were present in person and made the demand.

(b) A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman of the meeting, and the demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

(c) Unless a poll is demanded (and the demand is not withdrawn), a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or has been carried by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of that fact, without proof of the number or proportion of the votes recorded in favor of or against the resolution.

(d) The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

61. (a) A poll demanded on the election of a chairman of a meeting or on a question of adjournment of the meeting shall be taken at the meeting without adjournment. A poll demanded on any other question shall be taken at such time (either at the meeting or within 60 days after the meeting) as the chairman of the meeting may direct.

(b) A poll shall be taken at such place and in such manner as the chairman of the meeting may direct, and he may appoint scrutineers (who need not be Shareholders). It shall not be necessary (unless the chairman of the meeting otherwise directs) for notice to be given of a poll, whether taken at or after the meeting at which it is demanded.

62. On a poll votes may be cast either personally or by proxy. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

63. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

64. In the case of an equality of votes at a general meeting, the motion shall be deemed to be lost and the chairman of the meeting shall not be entitled to a second or casting vote.

65. In the case of jointholders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

66. (a) Subject to paragraph (b) below, a Shareholder who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any court in the country of incorporation of the Company or elsewhere having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote by proxy and may otherwise act and be treated as such Shareholder for the purpose of general meetings.

(b) Evidence to the satisfaction of the Board of the authority of any person claiming the right to vote under paragraph (a) above shall be produced at the Registered Office (or at such other place as may be specified for the deposit of instruments of proxy) not later than the last time by which an instrument appointing a proxy must be deposited in order to be valid for use at the meeting or adjourned meeting or on the holding of the poll at or on which that person proposes to vote and, in default, the right to vote shall not be exercisable.

67. No Shareholder shall, unless the Board otherwise determines, be entitled to vote at any general meeting of the Company or of any class of Shareholders in respect of any share held by him unless all calls or other sums presently payable by him in respect of that share have been paid.

68. No objection may be raised to the qualification of any voter or to the counting of, or failure to count, any vote except at the meeting at which the vote objected to is tendered. Any objection so raised shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that it may have affected the decision of the meeting. The decision of the chairman on any such matter shall be final and conclusive. Except as otherwise decided by the chairman, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid.

PROXIES AND CORPORATE REPRESENTATIVES

69. (a) A Shareholder may appoint one or more persons as his proxy, with or without the power of substitution, to represent him and vote on his behalf in respect of all or some only of his shares at any general meeting (including an adjourned meeting) or at any poll taken subsequently to the date of a meeting or adjourned meeting. A proxy must be a Shareholder.

(b) A Shareholder which is a corporation may appoint any person (or two or more persons in the alternative) as its representative at any general meeting (including an adjourned meeting) or at any poll taken subsequently to the date of a meeting or adjourned meeting and such a corporate representative may exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder.

(c) An instrument appointing a proxy or a corporate representative in relation to a particular meeting shall, unless the contrary is stated in it, be valid for any adjournment of the meeting and an instrument appointing a proxy or a corporate representative in relation to a particular meeting or adjourned meeting shall, unless the contrary is stated in it, be valid for any poll demanded at, but taken subsequently to the date of, the meeting or adjourned meeting, as well as for a poll taken on the date of such meeting.

70. The instrument appointing a proxy shall be in writing in any common form or in such other form as the Board may approve and shall be under the hand of the appointor or of his attorney or agent authorized by him in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorized to sign the same.

71. (a) Any instrument appointing a proxy or a corporate representative (other than a standing proxy or representative), together with such evidence as to its due execution as the Board may from time to time require, shall be delivered at the Registered Office (or at such other place as may be specified in the notice convening the meeting or in any notice of an adjourned meeting or, in either case, in any other document sent to Shareholders by or on behalf of the Board in relation to the meeting or adjourned meeting) by such time as may be specified in the notice of meeting or adjourned meeting or in any such other document or, if no such time is specified, at any time prior to the holding of the relevant meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll, and in default (but subject to Article 73) the instrument shall not be treated as valid.

(b) An instrument of proxy shall be deemed, unless the contrary is stated in it, to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution and on any other resolution put to a meeting for which it is valid in such manner as the proxy thinks fit.

72. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, unless notice in writing of such death, insanity or revocation was received by the Company at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or in any other document sent to Shareholders by or on behalf of the Board in relation to the meeting) at least one hour before the commencement of the meeting or adjourned meeting or the taking of the poll at which the vote is given or by such later time as the Board may decide, either generally or in any particular case.

73. The Board may decide, either generally or in any particular case, to treat an instrument appointing a proxy or a corporate representative as properly delivered for the purposes of these Articles if a copy of the instrument is sent by telecopier or similar means to the Registered Office (or to such place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any other document sent by or on behalf of the Board in relation to the meeting or adjourned meeting). Subject to the Companies Acts, the Board may also at its discretion waive any of the provisions of these Articles relating to the execution and deposit of an instrument appointing a proxy or a corporate representative or any ancillary matter (including, but without limitation, any requirement for the production or delivery of any instrument or other document by any particular time or in any particular way) and, in any case in which it considers it appropriate, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend and vote on behalf of any Shareholder at any general meeting.

MERGERS OR AMALGAMATIONS

74. Without prejudice to the requirements of Article 75, any merger or amalgamation of the Company and another company may be approved by either: (i) the Board by a Resolution of Directors, or (ii) the Company, by a Resolution.

BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

75. (a) In addition to the definitions and other provisions as to interpretation set out elsewhere in these Articles, terms used in this Article have the meanings given to them respectively in paragraph (d) below.

(b) During the period three years following the time at which any person becomes an Interested Shareholder the Board shall not effect any Business Combination of the Company with that Interested Shareholder and shall exercise all voting and other rights or powers of control exercisable by the Company in relation to any of its subsidiaries so as to secure that no subsidiary shall effect any Business Combination with that Interested Shareholder, unless in any such case:

(i) prior to the time at which that person became an Interested Shareholder, the Board approved either the Business Combination or the transaction which resulted in that person becoming an Interested Shareholder; or

(ii) upon consummation of the transaction which resulted in that person becoming an Interested Shareholder, the Interested Shareholder owned at least 85 per cent of the shares carrying the general right to vote at general meetings of the Company in issue at the time the transaction commenced, excluding for the purpose of determining the number of shares so in issue those shares owned (A) by any Director who holds any executive office or employment with the Company or any of its subsidiaries and (B) by an employees’ share scheme in which the participants do not have the right to determine confidentially whether shares held subject to the scheme will be tendered in a tender or exchange offer; or

(iii) at or subsequent to the time at which that person became an Interested Shareholder, the Business Combination is approved by the Board and at a general meeting of the Company by a Resolution approved by Shareholders holding not less than two-thirds of those shares carrying the general right to vote at general meetings of the Company which are not owned by the Interested Shareholder.

(c) The restrictions contained in paragraph (b) above shall not apply if:

(i) a person becomes an Interested Shareholder inadvertently and (A) as soon as practicable divests himself of ownership of sufficient shares so that he ceases to be an Interested Shareholder and (B) he would not, at any time within the three-year period immediately prior to a Business Combination between the Company and such person, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

(ii) the Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under this paragraph (c) of a proposed transaction which (A) constitutes one of the transactions described in sub-paragraphs (aa) to (cc) below, (B) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of the Board and (C) is approved or not opposed by a majority of the Directors then in office (but not less than one) who were Directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election, or were appointed to succeed such Directors, by a majority of such Directors.

The proposed transactions referred to in (ii) above are limited to:

(aa) an amalgamation, scheme of arrangement, merger or consolidation of the Company (except for one in respect of which pursuant to the Companies Acts and these Articles no vote of the Shareholders of the Company is required); or

(bb) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a winding up or otherwise, of assets of the Company or of any wholly-owned subsidiary of the Company (other than to any wholly-owned subsidiary or to the Company) having an aggregate market value equal to 50 per cent, or more of either the aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all the issued shares of the Company; or

(cc) a proposed tender or exchange offer for 50 per cent, or more of the issued shares carrying the general right to vote at general meetings of the Company.

The Company shall give not less than 20 days’ notice to all Interested Shareholders prior to the consummation of any of the transactions described in sub-paragraphs (aa) or (bb) above.

(d) As used in this Article only:

(i) “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person;

(ii) “Associate,” when used to indicate a relationship with any person, means:

(A) any company or other person of which he is a director, officer or partner or is, directly or indirectly, the owner of 20 per cent, or more of any class of voting shares;

(B) any person in which he has at least a 20 per cent beneficial interest or as to which he serves as trustee or in a similar fiduciary capacity; and

(C) any relation or spouse of his, or any relative of his spouse, who has the same residence as him.

(iii) “Business Combination” means:

(A) any amalgamation, scheme of arrangement, merger or consolidation of the Company or any subsidiary of the Company (aa) with the Interested

Shareholder or any of its affiliates, or (bb) with any other person if the amalgamation, scheme of arrangement, merger or consolidation is caused by the Interested Shareholder;

(B) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a Shareholder, to or with the Interested Shareholder, whether as part of a winding up or otherwise, of assets of the Company or of any subsidiary of the Company which assets have an aggregate market value equal to 10 per cent or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the issued shares of the Company;

(C) any transaction which results in the issue or transfer by the Company or by any subsidiary of the Company of any shares, or any share of such subsidiary, to the Interested Shareholder, except: (aa) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which securities were in issue prior to the time that the Interested Shareholder became such (bb) pursuant to an amalgamation, scheme of arrangement or merger with a wholly-owned subsidiary of the Company solely for purposes of forming a holding company, (cc) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which security is distributed pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such, (dd) pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of said shares or (ee) any issue or transfer of shares by the Company; provided that in no case under items (cc)-(ee) of this sub-paragraph is there an increase in the Interested Shareholder’s proportionate share of any class or series of shares;

(D) any transaction involving the Company or any subsidiary of the Company which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, or shares of any such subsidiary, or securities convertible into such shares, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

(E) any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a Shareholder), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (A) to (D) of this paragraph) provided by or through the Company or any subsidiary;

(iv) “control”, including the terms “controlling”, “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise, and a person who is the owner of 20 per cent, or more of the issued voting shares of any company shall be presumed to have control of such company, in the absence of proof by a preponderance of the evidence to the contrary, except that, notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting shares, in good faith and not for the purpose of circumventing this Article, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such company;

(v) “Grandfathered Person” means Mr. Michael A. Ashcroft and/or any of his Affiliates or Associates from time to time and any other person to whom Mr. Ashcroft and/or any of his Affiliates or Associates transfers securities in the Company from time to time provided that such transferee is designated as qualifying as a A Grandfathered Person’s by the transferor prior to or contemporaneously with such transfer (such designation to be by notice in writing to the Company signed by the transferor on or prior to consummation of such transfer) and provided further that such transferee may, at the transferor’s discretion, be designated as qualifying as a “Grandfathered Person” subject to restrictions and/or limitations as to his continuing qualification (whether relating to performance, time or otherwise) as a Grandfathered Person as the transferor shall notify to the Company in the said notice;

(vi) “Interested Shareholder” means any person (other than any Grandfathered Person, the Company and any subsidiary of the Company) who (A) is the owner of 15 per cent, or more of the issued shares carrying the general right to vote at general meetings of the Company, or (B) is an Affiliate or Associate of the Company and is the owner of 15 per cent or more of the such shares at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder; and the Affiliates and Associates of such person, provided that the term “Interested Shareholder” shall not include any person whose ownership of shares in excess of such 15 per cent level is the result of action taken solely by the Company; but such person shall be an Interested Shareholder if thereafter such person acquires additional shares carrying the general right to vote at general meetings of the Company, except as a result of further Company action not caused, directly or indirectly, by such person; for the purpose of determining whether a person is an Interested Shareholder, the shares carrying the general right to vote at general meetings of the Company deemed to be in issue shall include such shares deemed to be owned by the person through the application of paragraph (vii) below, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise;

(vii) “voting shares” means, with respect to any company, shares of any class of series carrying the right to vote generally in the election of directors and, with respect to any person that is not a company, any equity interest entitled to vote generally in the election of the governing body of such person; and

(viii) “owner”, including the terms “own” and “owned”, when used with respect to any shares, means a person who individually or with or through any of his affiliates or associates:

(A) beneficially owns such shares, directly or indirectly; or

(B) has (aa) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered shares are accepted for purchase or exchange; or (bb) the right to vote such shares pursuant to any agreement, arrangement, or understanding, provided that a person shall not be deemed the owner of any shares because of such person’s right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(C) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (bb) of subparagraph (B) of this paragraph, or disposing of such shares with any other person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such shares.

APPOINTMENT AND REMOVAL OF DIRECTORS

76. (a) The number of Directors shall not exceed 15 but shall be not less than two.

(b) Except as otherwise provided in these Articles, the Directors shall be individuals appointed as follows:

(i) the Company by Resolution may appoint any persons as additional Directors and/or to fill any vacancy occurring in the Board (but not so as to exceed the maximum number of Directors permitted by these Articles); and

(ii) the Board by Resolution of Directors may appoint any persons as additional Directors and/or to fill any vacancy occurring in the Board (but not so as to exceed the maximum number of Directors permitted by these Articles).

77. (a) No person shall be eligible for appointment as a Director at any general meeting unless (i) he has been recommended for appointment by the Board in the notice of the meeting or in any other document sent to Shareholders by or on behalf of the Board in relation to the meeting or (ii) he has been nominated for election as a Director in accordance with paragraph (b) of this Article. A Director need not be a Shareholder.

(b) Any Shareholder may nominate a person for election as a Director at a general meeting called for the purpose by giving to the Secretary at the Registered Office a written notice of nomination containing the information required by paragraph (c) of this Article. To be valid, such a notice of nomination must be received within 10 days after the date on which the Company first publicly announces that such general meeting is to be called for the purpose of electing Directors.

(c) A notice of nomination by a Shareholder shall:

(i) specify the meeting at which the person nominated is proposed for election as a Director;

(ii) contain all such information relating to the nominee as is required in solicitations of proxies for the election of Directors or as may be otherwise required pursuant to Section 14 of, and Schedule 14A under, the United States Securities Exchange Act of 1934;

(iii) state the names and addresses, as they appear in the Register, of the Shareholder’s) giving the notice and the class and number of shares which are held by such Shareholder(s) at the date of the notice and be signed by such Shareholder(s); and

(iv) be accompanied by the written consent of the nominee to him being named in a proxy statement as a nominee and to serving as a Director, if elected.

78. (a) Except as otherwise provided in Article 80, a Director may be removed from office without notice to the Director concerned by the Company by Resolution.

(b) A Director may also be removed from office by service on him of a notice in writing to that effect signed by not less than 80 per cent in number of the Directors then in office. Such a notice may be contained in one document or in several documents in like form each signed by one or more of the Directors, but no such notice may be signed by an Alternate Director on behalf of his appointor.

(c) Any removal from office of a Director shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such removal.

79. (a) The Directors shall not be subject to retirement by rotation unless the Company by Resolution determines to implement such retirement by rotation for purposes of future general meetings to be held on an annual basis. Notwithstanding any other provision of these Articles, including (without limitation) this Article 79, the Chairman of the Company shall not be subject to such retirement by rotation as a Director.

(b) Subject to implementation of retirement by rotation by the Company in accordance with paragraph (a) above, the Board, by a Resolution of Directors, may at any time determine that the Directors need not all retire annually but shall be subject to retirement by rotation in accordance with the provisions of this Article, and that for that purpose the Directors be divided into three classes, each as nearly equal in number as possible, each Director being designated as a member of one of the three classes. In that event (and notwithstanding that the appointment of any Director was expressed to be for a shorter term of office) the first class of Directors shall retire at the first general meeting, the second class shall retire at the second general meeting and the third class shall retire at the third general meeting, in each case following the date of such classification. The class of Directors to retire by rotation at each subsequent general meeting shall be that class of Directors who, at the date of the meeting, have been longest in office since their last appointment or re-appointment.

(c) At each general meeting during such time as the Directors are subject to retirement by rotation the Company may elect such number of eligible persons as Directors as does not exceed the number of Directors who retire at that meeting.

(d) The Board, by a Resolution of Directors may at any time revoke any resolution that the Directors be subject to retirement by rotation and declassify the Directors accordingly and, if it does so, all the Directors shall retire at the next general meeting, but without prejudice to the Board’s power to make any further determination pursuant to this Article.

80. During such time as the Directors are subject to retirement by rotation pursuant to Article 79:

(i) no person may be appointed as a Director except in accordance with paragraph (c) of Article 79 or sub-paragraphs (iii) or (iv) below;

(ii) a Director may be removed from office only (A) by a Resolution passed at a general meeting called for the purpose by or with the sanction of a majority of not less than two thirds of all the votes capable of being cast by holders of shares (whether or not of the same class) carrying the general right to vote at general meetings of the Company or (B) in accordance with paragraph (b) of Article 78;

(iii) any vacancy in the Board occurring by reason of the removal of a Director under sub-paragraph (ii) above may be filled at the meeting by the election of another eligible person as a Director in his place or, in the absence of any such election, by the Board by a Resolution of Directors;

(iv) any vacancy in the Board occurring in any other manner may be filled by the Board by a Resolution of Directors; or if there are insufficient Directors to constitute a quorum of the Board in accordance with paragraph (a) of Article 98, by the election by the Company by Resolution; and

(v) any Director appointed to fill a vacancy shall retire by rotation at the next general meeting.

Paragraphs (b) and (d) of Article 78 apply to the removal of any Director under this Article.

RESIGNATION AND DISQUALIFICATION OF DIRECTORS

81. In addition to those circumstances in which a Director may be removed from office pursuant to these Articles, the office of a Director shall be vacated:

(i) if he resigns his office, on the date on which notice in writing of his resignation is delivered to the Registered Office or tendered at a meeting of the Board or on such later date as may be specified in such notice; or

(ii) if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health, on the date on which the Board resolves that his office is vacated; or

(iii) on his becoming bankrupt; or

(iv) on his being prohibited by law from being a Director; or

(v) on his ceasing to be a Director by virtue of any provision of the Companies Acts.

ALTERNATE DIRECTORS

82. (a) In addition to any power conferred on a Director by the Companies Acts to appoint another Director to represent him and vote on his behalf at any meeting of the Board, a Director may appoint any other person who is willing to act as his Alternate Director and may remove him from that office. An Alternate Director may also be a Director in his own right and may act as alternate to more than one Director. The appointment of an Alternate Director who is not a Director in his own right shall be subject to the approval of a majority of the Directors or a resolution of the Board. An Alternate Director need not be a Shareholder.

(b) Any appointment or removal of an Alternate Director shall be made by notice in writing, signed by his appointor, and (subject to any approval required under paragraph (a) above) such appointment or removal shall be effective on delivery at the Registered Office or at a meeting of the Board or on such later date as may be specified in such notice. Any person appointed as an Alternate Director shall vacate his office as Alternate Director if the Director by whom he has been appointed vacates his office as a Director (otherwise than by retirement at a general meeting of the Company at which he is re-appointed) or removes him by notice to the Company or, in the case of an Alternate Director who is not a Director in his own right, if the Board so resolves.

83. An Alternate Director shall be entitled to receive notice of all meetings of the Board and of all meetings of any committee of the Board of which the Director appointing him is a member, to attend, be counted in the quorum and vote at any such meeting at which any Director to whom he is alternate is not personally present and, except as expressly provided to the contrary in these Articles, generally to perform all the functions of any Director to whom he is alternate in his absence. Every person acting as an Alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature or approval of an Alternate Director to or of any resolution in writing of the Board or a committee of the Board shall, unless the terms of his appointment provide to the contrary, be as effective as the signature or approval of the Director or Directors to whom he is alternate.

84. A person acting as an Alternate Director shall not by virtue of that position be deemed to be a Director of the Company for the purposes of the Companies Acts but shall, when performing the functions of his appointor, be subject in all respects to the provisions of the Companies Acts and these Articles relating to Directors (except as regards powers to appoint an alternate and remuneration) and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for any Director for whom he is alternate. An Alternate Director may be paid expenses to the same extent as if he were a Director.

DIRECTORS’ REMUNERATION AND EXPENSES

85. (a) Each Director shall be entitled to receive such fees, if any, as the Board may from time to time determine. Each Director shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company’s business or in the discharge of his duties as a Director, including (but without limitation) his reasonable travelling, hotel and incidental expenses in attending and returning from meetings of the Board or any committee of the Board or general meetings.

(b) Any Director who serves on any committee of the Board or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration or other amounts payable to a Director pursuant to any other Article.

(c) The Board may from time to time determine that all or part of any fees or other remuneration payable to any Director or other Officer of the Company shall be provided in the form of shares or other securities of the Company or any subsidiary of the Company, or options or rights to acquire such shares or other securities, on such terms as the Board may decide.

DIRECTORS’ INTERESTS

86. (a) A Director may hold any other office or place of profit with the Company (except that of auditor) in addition to his office of Director for such period and upon such terms as the Board may determine and may be paid such extra remuneration for so doing whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, in addition to any remuneration or other amounts payable to a Director pursuant to any other Article.

(b) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(c) Subject to the Companies Acts, a Director notwithstanding his office (i) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested and (ii) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any company or other person promoted by the Company or in which the Company is interested. The Board may also cause the voting power conferred by the shares in any other company or other person held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company or person or voting or providing for the payment of remuneration to the directors or officers of such other company or person.

(d) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the Company or any of its subsidiaries shall declare the nature of his interest at the first opportunity at a meeting of the Board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested.

(e) Subject to the Companies Acts and any further disclosure required thereby, a general notice to the Directors by a Director or other Officer declaring that he is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person shall be a sufficient declaration of interest in relation to any transaction or arrangement so made.

(f) So long as, where it is necessary, he declares the nature of his interest, a Director shall not by reason of his office be accountable to the Company for any benefit which he derives from any office or employment to which these Articles allow him to be appointed or from any transaction or arrangement in which these Articles allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

POWERS OF THE BOARD

87. Subject to the provisions of the Companies Acts and these Articles, the Board shall manage the business and affairs of the Company and may exercise all the powers of the Company. No alteration of these Articles shall invalidate any prior act of the Board which would have been valid if that alteration had not been made. The powers given by this Article shall not be limited by any special power given to the Board by these Articles and, except as otherwise expressly provided in these Articles, a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

88. The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any other person.

89. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time determine.

90. The Board may exercise all the powers of the Company to grant or procure the grant or provision of benefits, including pensions, annuities or other allowances, to or for any person, including any Director or former Director, who has held any executive office or employment with, or whose services have directly or indirectly been of benefit to, the Company or any company which is or has been a subsidiary or affiliate of the Company or otherwise associated with any of them or a predecessor in business of the Company or of any such other company, and to or for any relation or dependant of any such person, and to contribute to any fund and pay premiums for the purchase or provision of any such benefit, or for the insurance of any such person.

91. The Board may from time to time appoint one or more of its body to hold any executive office with the Company for such period and on such terms as the Board may determine and may revoke or terminate any such appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Any person so appointed shall receive such remuneration, if any (whether by way of salary, commission, participation in profits or otherwise), as the Board may determine either in addition to or in lieu of his remuneration as a Director.

DELEGATION OF THE BOARD’S POWERS

92. The Board may by power of attorney or otherwise appoint any person, whether nominated directly or indirectly by the Board, to be the attorney or agent of the Company and may delegate to such person any of the Board’s powers, authorities and discretions (with power to sub- delegate) for such period and subject to such conditions as it may think fit. The Board may revoke or vary any such appointment or delegation, but no person dealing in good faith and without notice of such revocation or variation shall be affected by an revocation or variation. Any such power of attorney or other document may contain such provisions for the protection and convenience of persons dealing with any such attorney or agent as the Board may think fit.

93. The Board may entrust to and confer upon any Officer any of its powers, authorities and discretions (with power to sub-delegate) on such terms and conditions with such restrictions as it thinks fit and either collaterally with, or to the exclusion of, its own powers and may from time to time revoke or vary all or any of such powers, but no person dealing in good faith and without notice of such revocation or variation shall be affected by any revocation or variation.

94. (a) The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether Directors or not) as it thinks fit, provided that the majority of the members of the committee are Directors. The Board may make any such delegation on such terms and conditions with such restrictions as it thinks fit and either collaterally with, or to the exclusion of, its own powers and may from time to time revoke or vary such delegation, but no person dealing in good faith and without notice of such revocation or variation shall be affected by any revocation or variation. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board. The power to delegate to a committee extends to all the powers, authorities and discretions of the Board generally (including, but without limitations, those conferred by Article 85) and shall not be limited by the fact that in certain provisions of these Articles, but not in others, express reference is made to a committee or to particular powers, authorities or discretions being exercised by the Board or by a committee of the Board.

(b) The meetings and proceedings of any committee of the Board consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as they are capable of applying and are not superseded by any regulations imposed by the Board except that (i) unless otherwise determined by the Board, the quorum necessary for the transaction of business at any committee meeting shall be two members and (ii) no meeting of any committee consisting of two or more members shall be quorate for the purposes of exercising any of its powers, authorities and discretions unless a majority of those present are Directors.

PROCEEDINGS OF THE BOARD

95. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Except where a greater majority is required by these Articles, any determination of the Board shall be made by a Resolution of Directors. At any meeting, in the case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

96. A meeting of the Board may at any time be summoned by the Chairman or, if there is no Chairman, by the President, if he is a Director. The Secretary shall also summon a meeting of the Board on the requisition of one-third or more in number of the Directors for the time being in office or, if more than 180 days has elapsed since the last meeting of the Board, on the requisition of any one Director.

97. Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent to him by post, telecopier or other mode of representing or reproducing works in a legible and non-transitory form at his last known address or any other address given by him to the Company for this purpose. A Director may waive notice of any meeting either prospectively or retroactively or at the meeting in question.

98. (a) The quorum necessary for the transaction of business at any meeting of the Board shall be two Directors.

(b) A Director shall not vote (or be counted in the quorum at a meeting) in respect of any resolution concerning his own appointment (including fixing or varying its terms), or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment (including fixing or varying, its terms), or the termination of the appointment, of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, those proposals may be divided and a separate resolution may be put in relation to each Director and in that case each of the Directors concerned (if not otherwise debarred from voting under this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution unless it concerns his own appointment or the termination of his own appointment.

99. So long as at least two Directors remain in office, the continuing Directors may act notwithstanding any vacancy in the Board, but, if less than two Directors remain in office, the sole continuing Director may act only for the purposes of calling a general meeting for such purposes as he thinks fit and nominating a person or persons for appointment to the Board.

100. The Chairman or, in his absence, any Director holding the office of President shall preside as chairman at every meeting of the Board. If there is no such Chairman or President, or if at any meeting the Chairman or the President is not present within 15 minutes after the time appointed for holding the meeting or is not willing to act as chairman, the Directors present may choose one of their number to be chairman of the meeting.

101. When, in accordance with the Companies Acts, a Resolution of Directors is consented to in writing, such a resolution may be contained in one document or in several documents in like form each signed or approved by one or more of the Directors. In such circumstances, notice of such resolution need not be given to all the Directors.

102. A meeting of the Board may be held by means of such telephone, electronic or other communications equipment or facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

103. All acts done in good faith by the Board or by an committee or by any person acting as a Director or member of a committee or any person authorized by the Board or any committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, member of such committee or person so authorized.

OFFICERS

104. (a) The Company shall have a Chairman, who shall be elected by the Board from its members. A person appointed to the office of Chairman shall vacate that office if he vacates his office as a Director.

(b) The Company may have such other Officers (including a President, one or more Vice Presidents, a Deputy Chairman and a Treasurer), in addition to the Directors and the Secretary, as the Board may from time to time determine. A person appointed to any such other office need not be a Director and the same person may hold more than one office.

(c) Any person elected or appointed pursuant to this Article shall hold office for such period and on such terms as the Board may determine and the Board may revoke or vary any such election or appointment at any time by the affirmative vote of a majority of the Directors then in office. Any such revocation or variation shall be without prejudice to any claim for damages that such Officer may have against the Company or the Company may have against such Officer for any breach of any contract of service between him and the Company which may be involved in such revocation or variation. If any such office becomes vacant for any reason, the vacancy may be filled by the Board.

(d) Except as provided in the Companies Acts or these Articles, the powers and duties of any Officer elected or appointed pursuant to this Article shall be such as are determined from time to time by the Board.

MINUTES

105. The Directors shall cause minutes to be made and books kept in accordance with any requirements of the Companies Acts.

SECRETARY

106. The Secretary shall be appointed by the Board at such remuneration (if any) and on such terms as it may think fit and any Secretary so appointed may be removed by the Board. The duties of the Secretary shall be those prescribed by the Companies Acts, together with such other duties as shall from time to time be prescribed by the Board.

107. A provision of the Companies Acts or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by it being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

THE SEAL

108. (a) The Seal shall consist of a circular metal device with the name of the Company imprinted thereon. The Company may also have for use in any territory outside the country of incorporation of the Company one or more additional Seals, each of which shall be a duplicate of the Seal except, in the case of a Seal for use in sealing documents creating or evidencing securities issued by the Company, for the addition on its face of the word “Securities”.

(b) The Board shall provide for the custody of every Seal. A Seal shall only be used by authority of the Board or of a committee of the Board. Subject to the Companies Acts and except as provided in Article 20, any instrument to which a Seal is affixed shall be signed by an Officer or by any person who has been authorized by the Board either generally or specifically to attest to the use of a Seal.

DIVIDENDS AND OTHER PAYMENTS

109. Subject to the Companies Acts, the Board may from time to time declare cash dividends to be paid to the Shareholders, according to their respective rights and interests, and may fix the time for the payment of such dividends.

110. Except insofar as the rights attaching to, or the terms of issue of, any shares otherwise provide:

(i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of a call may be treated for the purpose of this Article as paid up on the share;

(ii) dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; and

(iii) dividends shall be declared and paid in US dollars, but the Board may from time to time determine that dividends which may be declared or become due on shares held by all or some of those Shareholders whose registered addresses are in a particular territory shall be declared or paid in a currency other than US dollars and, if it does so, the Board may fix or otherwise determine the basis of conversion into that other currency, and payment of that converted amount in that currency shall be in full satisfaction of the entitlement to such dividend.

111. The Board may deduct from any dividend or other moneys payable to a Shareholder (either alone or jointly with another) by the Company on or in respect of any shares all sums of money (if any) due from him (either alone or jointly with another) to the Company on account of calls or otherwise in respect of shares of the Company.

112. No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company, unless the terms of issue of that share otherwise expressly provide.

113. (a) Any dividend or other sum payable in cash to the holder of a share may be paid by cheque, warrant or other means approved by the Board and, in the case of a cheque or warrant, may be sent through the post addressed to the holder at his address in the Register (or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the share at his registered address as appearing in the Register) or addressed to such person at such address as the holder or joint holders may in writing direct.

(b) Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of one or more of the holders and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

(c) In addition, any dividend or other sum payable to the holder of a share may be paid by a bank or other funds transfer system or by such other means as may be approved by the Board and to or through such person as the holder or joint holders may direct in writing, and the Company shall have no responsibility for any sums lost or delayed in the course of any such transfer or when it has acted on any such direction.

(d) Any one of two or more joint holders may give an effectual receipt for any dividend or other moneys payable or property distributable in respect of the shares held by such joint holders.

114. (a) If (i) a payment for a dividend or other sum payable in respect of a share sent by the Company to the person entitled to it in accordance with these Articles is left uncashed or is returned to the Company and, after reasonable enquiries, the Company is unable to establish any new address or, with respect to a payment to be made by a funds transfer system, a new account, for that person or (ii) such a payment is left uncashed or returned to the Company on two consecutive occasions, the Company shall not be obliged to send any dividends or other sums payable in respect of that share to that person until he notifies the Company of an address or, where the payment is to be made by a funds transfer system, details of the account, to be used for the purpose.

(b) Any dividend or other distribution in respect of a share which is unclaimed for a period of two years from the date on which it became payable shall be forfeited and shall revert to the Company. The payment by the Company of any unclaimed dividend or other distribution payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it.

115. The Board may direct payment or satisfaction of any dividend or other distribution wholly or in part by the distribution of specific assets and, in particular, of paid up shares or debentures of any other company; and, where any difficulty arises in regard to such dividend or distribution, the Board may settle it as it thinks expedient, and in particular may authorise any person to sell and transfer any fractions, or may ignore fractions altogether, and may fix the value for distribution or dividend purposes of any such specific assets, and may determine that cash payments shall be made to any Shareholder upon the footing of the values so fixed in order to secure equality of distribution, and may vest any such specific assets in trustees as may seem expedient to the Board.

RESERVES

116. The Board may, before declaring any dividend or other distribution, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such manner as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

CAPITALISATION OF RESERVES

117. (a) The Board may, at any time and from time to time, resolve that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account and accordingly that such amount be set free for distribution amongst the Shareholders or any class of Shareholders who would be entitled to it if distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up amounts for the time being unpaid on any shares in the Company held by such Shareholders respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted, distributed and credited as fully paid amongst such Shareholders, or partly in one way and partly in the other; provided that, for the purpose of this Article, a share premium account may be applied only in paying up of unissued shares to be issued to such Shareholders credited as fully paid.

(b) Where any difficulty arises in regard to any distribution under this Article, the Board may settle the same as it thinks expedient and, in particular, may make such provision as it thinks fit in the case of securities becoming distributable in fractions (including provision for the whole or part of the benefit of fractional entitlements to accrue to the Company) and may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Shareholders in lieu of any fractional entitlement, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect to it, and such appointment shall be effective and binding upon the Shareholders.

118. (a) Whenever the Board decides to make a capitalisation issue of shares under Article 117 it may, subject to the rights attached to any particular class of shares, also decide to offer any Shareholder the right to elect to forego his entitlement to receive additional shares under such capitalisation issue (or such part of his entitlement as the Board may determine) and to receive instead a payment in cash (a “cash option”) in accordance with the following provisions of this Article.

(b) The amount payable under and all other terms of the cash option shall be decided by the Board, which may fix a limit on the extent to which an election for the cash option shall be effective (whether by reference to a part of any Shareholder’s total entitlement to additional shares or to the total number of additional shares in respect of which all such elections may be made on any occasion).

(c) The Board shall give notice to the Shareholders of their rights of election in respect of the cash option and shall specify the procedure to be followed in order to make an election.

(d) Payments to those Shareholders who elect to receive cash instead of their entitlement to further shares under such a capitalisation issue (“cash electors”) may be made either (i) out of profits or reserves of the Company available for the payment of dividends or (ii)

out of the net proceeds of sale of the shares to which the cash electors would have been entitled under such capitalisation issue but for their election to receive cash, or partly in one way and partly in the other, as the Board determines. To the extent that the Board determines that payment is to be made as in (ii) above, the Board shall be entitled to sell the additional shares to which the cash electors would have been entitled, to appoint some person to transfer those shares to the purchaser who shall not be bound to see the application of the purchase money nor shall his title to the shares be affected by an irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall be applied in or towards payment of the amounts due to cash electors in respect of their cash entitlement and, to the extent that they exceed that entitlement, may be retained by the Company for its benefit.

(e) The Board may decide that Shareholders resident in territories where, in the opinion of the Board, compliance with local laws or regulations would be unduly onerous if those Shareholders were to receive additional shares, shall be deemed to have exercised rights of election to receive cash.

(f) The Board may determine that any sums due in respect of a cash option to all or some of those Shareholders whose registered addresses are in a particular territory shall be paid in currency other than US dollars and, if it does so, the Board may fix or otherwise determine the basis of conversion into the other currency and payment of that converted amount in that currency shall be in full satisfaction of the entitlement to such sum.

119. (a) The Board may, subject to the rights attached to any particular class of shares, offer any Shareholder the right to elect to receive further shares, credited as fully paid, instead of cash in respect of all (or some part) of any dividend (a “scrip dividend”) in accordance with the following provisions of this Article.

(b) The basis of allotment of the further shares shall be decided by the Board so that, as nearly as may be considered convenient, the value of the further hares, including any fractional entitlement, is equal to the amount of the cash dividend which would otherwise have been paid. For these purposes the value of the further shares shall be calculated in such manner as may be determined by the Board.

(c) The Board shall give notice to the Shareholders of their rights of election in respect of the scrip dividend and shall specify the procedure to be followed in order to make an election.

(d) The dividend or that part of it in respect of which an election for the scrip dividend is made shall not be paid and instead further shares shall be allotted in accordance with elections duly made and the Board shall capitalise a sum equal to the aggregate nominal amount of the shares to be allotted out of such sums available for the purpose as the Board may consider appropriate.

(e) The Board may decide that the right to elect for any scrip dividend shall not be made available to Shareholders resident in any territory where, in the opinion of the Board, compliance with local laws or regulations would be unduly onerous.

(f) The Board may do all acts and things considered necessary or expedient to give effect to the provisions of a scrip dividend election and the issue of any shares in accordance with the provisions of this Article, and may make such provisions as it thinks fit for the case of shares becoming distributable in fractions (including provisions under which, in whole or in part, the benefit of fractional entitlements accrues to the Company rather than to the Shareholders concerned).

(g) The Board may from time to time establish or vary a procedure for election mandates, under which a holder of shares may, in respect of any future dividends for which a right of election pursuant to this Article is offered, elect to receive further shares in lieu of such dividend on the terms of such mandate.

RECORD DATES

120. Notwithstanding any other provision of these Articles, the Company by Resolution of Directors may fix any date as the record date for any dividend, distribution, allotment or issue and for the purpose of identifying the persons entitled to receive notices of general meetings of the Company or of any class of Shareholders or other documents. Any such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made or such notice or other document is dispatched.

UNTRACED SHAREHOLDERS

121. (a) The Company shall be entitled to sell at the best price reasonably obtainable at the time of sale the shares of a Shareholder or the shares to which a person is entitled by transmission if and provided that:

(i) during a period of five years no dividend in respect of those shares has been claimed and at least three cash dividends have become payable on the shares in question; and

(ii) if so required by the rules of any securities exchange upon which the shares in question are listed for the time being, notice has been given to that exchange of the Company’s intention to make such sale.

(b) The Company’s power of sale shall extend to any share which, on or before the date or first date on which any such advertisement appears, is issued in right of a share to which paragraph (a) applies.

(c) To give effect to any such sale the Board may authorise some person to transfer the said shares to the purchaser who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Shareholder or person entitled by transmission for an amount equal to such proceeds and shall enter the name of such former Shareholder or person entitled by transmission in the books for the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as the Board may from time to time think fit.

SERVICE OF NOTICES AND OTHER DOCUMENTS

122. (a) Any notice or other document (including a share certificate) may be served on or delivered to any Shareholder by the Company either personally or by sending it through the post (by air mail where applicable) in a pre-paid letter addressed to such Shareholder at his address as appearing in the Register or by delivering it to or leaving it at such registered address. Any notice may also be served on any Shareholder by the Company by sending it to him by telecopier or similar means to a telecopier or other address given by him to the Company for this purpose.

(b) Any notice or other document which is sent by post shall be deemed to have been served or delivered on the second day after it was put in the post and, in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post. Any notice or other document not sent by post but left at a registered address shall be deemed to have been served or delivered on the day it was so left. Any notice sent by telecopier or similar means during normal business hours on any business day shall be deemed to have been served on the day on which it is sent and any notice so sent at any other time shall be deemed to have been served on the next day which is such a business day (normal business hours and business days being ascertained for this purpose by reference to such hours and days in the place or territory to which the notice is so sent).

123. If at any time by reason of the suspension or curtailment of postal services within any territory the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national newspaper published in the territory concerned and such notice shall be deemed to have been duly served on each person entitled to receive it in that territory on the day, or on the first day, on which the advertisement appears.

124. In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient services on or delivery to all the joint holders.

125. In the case of a person entitled by transmission to a share, any notice or other document shall be served on or delivered to him as if he were the holder of that share and his address noted in the Register were his registered address. In any other case, any notice or other document delivered, sent or given to a Shareholder in any manner permitted by these Articles shall, notwithstanding that the Shareholder is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Shareholder as sole or joint holder.

126. A Shareholder shall not be entitled to receive any communication from the Company if two consecutive communications addressed to him, and properly served under these Articles, have been returned to the Company undelivered but he shall again become entitled to receive communications following written notice from him to the Company of a new or corrected registered address. For the purposes of this Article, references to a communication include (without limitation) notices of general meetings and any cheque or other instrument of payment or attempted payment by a funds transfer system; but nothing in this Article shall entitle the Company to cease sending any cheques, warrants or orders or otherwise to cease making any payments for dividends or other monies payable in respect of shares, unless it is so entitled under paragraph (a) of Article 114.

WINDING UP

127. If the Company is wound up, the liquidator may, with the sanction of a Resolution and any other sanction required by the Companies Acts:

(i) divide among the Shareholders in specie the whole or any part of the assets of the Company (whether they consist of property of the same kind or not) and for such purposes set such value as he deems fair on any property to be so divided and determine how such division shall be carried out as between the Shareholders or different classes of Shareholders;

(ii) vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, thinks fit, but so that no Shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

EXEMPTION AND INDEMNIFICATION OF OFFICERS

128. (a) Subject always to paragraph (d) below, no Officer shall be liable for the acts, receipts, neglects or defaults of any other Officer nor, so long as he has acted honestly and in good faith with a view to the best interests of the Company, shall any Officer be liable in respect of any negligence, default or breach of duty on his own part in relation to the Company or any subsidiary of the Company, or for any loss, misfortune or damage which may happen, in or arising out of the actual or purported execution or discharge of his duties or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office.

(b) Subject always to paragraph (d) below, every Officer shall be indemnified out of the funds of the Company against all liabilities, losses, damages or expenses (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) arising out of the actual or purported execution or discharge of his duties or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office (including but not limited to liabilities attaching to him and losses arising by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company or any subsidiary of the Company).

(c) In this Article (i) the term “Officer” includes, in addition to the persons specified in the definition of that term in Article 1, an Alternate Director, a member of a committee constituted under Article 94 and any person acting as an Officer or committee member in the reasonable belief that he has been so appointed or elected, notwithstanding any defect in such appointment or election; and (ii) where the context so admits, references to an Officer include the estate and personal representatives of a deceased Officer or any such other person.

(d) The provisions for exemption from liability and indemnity contained in this Article shall have effect to the fullest extent permitted by law, but shall not extend to any matter which would render any of them void pursuant to the Companies Acts.

129. (a) To the extent that any person is entitled to claim an indemnity pursuant to these Articles in respect of an amount paid or discharged by him, the relevant indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge.

(b) The rights to indemnification and reimbursement of expenses provided by these Articles are in addition to any other rights to which a person may be entitled.

INTERESTS IN SHARES

130A. (a) The Board may by notice in writing require any person whom the Board knows or has reasonable cause to believe to be interested in shares in the Company to indicate whether or not it is the case and, where that person holds any interest in any such shares, to give such further information as may be required by the Board.

(b) Any such notice may require the person to whom it is addressed to give particulars of his own present interest in shares in the Company. The said particulars shall include particulars of the identity of persons interested in the shares in question and of whether persons interested in the same shares are parties to any agreement or arrangement relating to the exercise of any rights conferred by the holding of the shares.

(c) A notice under this Article shall require any information given in response to the notice to be given in writing within such reasonable time (not being less than 21 days) as may be specified in the notice.

(d) For the purposes of this Article, a person who is interested in a right to subscribe for or convert into shares in the Company shall be deemed to be interested in shares in the Company and references to interests in shares shall include any interest whatsoever in such shares including, without limitation, a right to control directly or indirectly the exercise of any right conferred by the holding of shares alone or in conjunction with any person and the interest of any person shall be deemed to include the interest of any other person deemed to be acting in conjunction as aforesaid.

(e) A notice which has taken effect under this Article shall remain in effect in accordance with its terms following a transfer of the shares to which it relates unless and until the Board determines otherwise and notifies the holder accordingly.

(f) If any person has failed to comply with a notice under paragraph (a) above (in whole or in part) the Board may serve a further notice on such person stating that the holder of the shares in which the person is or may be interested shall not be entitled to vote or receive payments of income or capital in respect of any shares or such number of shares specified in the notice held by that holder for a period of up to one year from the date of service of the notice. A notice under this paragraph (f) may be re-served by the Board at the expiration of the notice period in the event of continued non-compliance with paragraph (a) above.

(g) The right to receive payments of income or capital which become due or payable in respect of any share during a period of disqualification applicable to such share under this Article shall be suspended during such period of disqualification without any liability of the Company to the Shareholder for late payment or non-payment and the Company may retain such sums for its own use and benefit during such period of suspension and the holders of such shares may, in the discretion of the Board, be excluded from participation in any further issue of shares by reference to an existing holding of shares at a point in time during such period of suspension.

No trust shall be created in respect of any such debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on such amount, which may be employed in the business of the Company or invested in such investments as the Board may from time to time think fit.

DISCLOSURE BY NOMINEES

130B. (a) The Board may by notice in writing require any person whom the Board knows or has reasonable cause to believe to be holding shares in the Company upon any trust or otherwise, for the benefit of, or on behalf of any other person (a “Nominee”), to give such further information as may be required by the Board, including the following:

(i) details of the number of U.S. Holders who are interested in the shares in the Company held by the Nominee; and/or

(ii) particulars of the identity of U.S. Holders who are interested in the shares in the Company held by the Nominee.

For the purposes of this article, a U.S. Holder means a person that is resident in the United States.

(b) A notice under this Article shall require any information given in response to the notice to be given in writing within such time (not being less than 15 days) as may be specified in the notice.

(c) A notice which has taken effect under this Article shall remain in effect in accordance with its terms following a transfer of the shares to which it relates, if such transfer is to a Nominee, unless the transfer is an exempt transfer or unless and until the Board determines otherwise and notifies the holder accordingly.

(d) If a Nominee has failed to comply with a notice under paragraph (a) above (in whole or in part) the restrictions referred to below shall apply. These restrictions shall continue for the period specified by the Board in the notice, being not more than seven days after the earlier of:

(i) the Board being notified that the shares held by the Nominee have been sold pursuant to an exempt transfer; or

(ii) due compliance, to the satisfaction of the Board, with the notice given under paragraph (a) above.

(e) The restrictions referred to above are that the Nominee shall not be entitled in respect of the shares in the Company held by it:

(i) to attend or to vote, either personally or by proxy, at any general meeting of the Company; or

(ii) to receive any dividend or other distribution; or

(iii) to transfer or agree to transfer any of those shares or any rights in them (other than by way of an exempt transfer).

The Board may waive these restrictions, in whole or in part, at any time.

(f) The right to receive payments of income or capital which become due or payable in respect of any share during a period during which the restrictions referred to above apply to such share under this Article shall be suspended during such period without any liability of the Company to the Nominee (or to any person interested in the shares in the Company held by the Nominee, whether beneficially or otherwise) for late payment or non-payment and the Company may retain such sums for its own use and benefit during such period of suspension and the Nominee may, at the discretion of the Board, be excluded from participation in any further issue of shares by reference to an existing holding of shares at a point in time during such period of suspension (and if any share is issued to a Nominee during a period of suspension the same restrictions shall apply to that other share as apply to the shares held by the Nominee). No trust shall be created in respect of any such debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on such amount, which may be employed in the business of the Company or invested in such investments as the Board may from time to time think fit.

(g) an “exempt transfer” in relation to any share is a transfer pursuant to:

(i) a sale of the share on a recognised investment exchange in the United Kingdom to any person other than a U.S. Holder; or

(ii) a sale of the share on any stock exchange or inter-dealer quotation system in the US; or

(iii) a transfer by a Nominee of the shares to the holder of the beneficial interest in those shares; or

(iv) acceptance of a takeover offer.

LIMITATIONS ON SHAREHOLDINGS BY US HOLDERS

130C (a) Purpose and interpretation

(iii) The purpose of this Article is to restrict the number of US Holders who hold or have an interest in shares of any class in the capital of the Company, so as to enable the Company to suspend its obligations under the US Securities Exchange Act of 1934 and to prevent any such obligations from arising again in the future.

(iv) For the purpose of this Article:

(A) Relevant Shares means shares in the Company which are held by US Holders in any manner described in Rule 12g-3-2(a)(l) of the US Securities Exchange Act of

1934 (including directly or through or as nominee) or which are deemed pursuant to this Article to be so held; and

(B) Required Disposal means in relation to any Relevant Shares a disposal or disposals of such shares or interests therein which will result in such shares ceasing to be Relevant Shares which shall be effected in such manner as the Board deems appropriate including;

I. a sale through intermediaries designated by the Company; or

II. a purchase or redemption by the Company of the Relevant Shares.

(b) Notification obligation

Each member shall notify the Company immediately upon becoming aware that any shares in which he is interested (i) is or has become a Relevant Share or (ii) has ceased to be a Relevant Share.

(c) Deemed interests

Whether or not a notice pursuant to Article 130B(a) has been given, the Board may by notice in writing require any member or other person appearing to be interested or appearing to have been interested in shares in the Company to show to the satisfaction of the Board that the shares in question are not Relevant Shares. Any person on whom such a notice has been served and any other person who is interested in such shares may within 14 days of such notice (or such longer period as the Board may consider reasonable) make representations to the Board as to why such shares should not be treated as Relevant Shares but if, after considering any such representations and such other information as seems to them relevant, the Board believes such shares to be Relevant Shares, the Board may determine that such shares shall be deemed to be Relevant Shares and they shall thereupon be treated as such for all purposes of this Article.

(d) Required Disposal

(i) The Board may give notice to the holder of any Relevant Shares and, if it so chooses, to any other person appearing to it to be interested in such Relevant Shares calling for a Required Disposal of some or all of the Relevant Shares held by him to be made within 21 days in the manner prescribed by the Board or within such longer period or in such manner as the Board considers reasonable. The Board may extend the period in which any such notice is required to be complied with and may withdraw any such notice (whether before or after the expiration of the period referred to) if it appears to it that the shares to which the notice relates are not or are no longer Relevant Shares or in any other circumstances the Board sees fit. If the Board is not satisfied that a Required Disposal has been made by the expiry of the 21 day period (as may be extended), no transfer of any of the Relevant Shares to which the notice relates may be made or registered other than a transfer made pursuant to Article 130C(ii) or unless such notice is withdrawn.

(ii) If a notice given under Article 130C(i) above has not been complied with in all respects to the satisfaction of the Board or withdrawn, the Board shall, so far as it is able, make a Required Disposal (or procure that a Required Disposal is made) and shall give written notice of such disposal to those persons on whom the notice was served. The holder of the shares duly disposed of and all other persons interested in such shares shall be deemed irrevocably and unconditionally to have authorised the Board to make such Required Disposal. The manner, timing and terms of any such Required Disposal made or sought to be made by the Board (including but not limited to the price or prices at which the same is made and the extent to which assurance is obtained that no transferee is or would become a US Holder) shall be such as the Board determines (based on advice from bankers, brokers, or other persons the Board considers appropriate to be consulted by it for the purpose) to be reasonably obtainable having regard to all the circumstances, including but not limited to the number of shares to be disposed of and any requirement that the disposal be made without delay; and the Board shall not be liable to any person (whether or not a US Holder) for any of the consequences of reliance on such advice.

(iii) For the purpose of effecting any Required Disposal, the Board may authorise in writing any officer or employee of the Company to execute any necessary transfer on behalf of any holder and may enter the name of the transferee in the register in respect of the transferred, shares notwithstanding the absence of any share certificate and may issue a new certificate to the transferee and an instrument of transfer executed by any officer or employee of the Company so authorised by the Board shall be as effective as if it has been executed by the holder of the transferred shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating to the sale. The proceeds of the Required Disposal shall be received by the Company or by any person nominated by the Company whose receipt shall be a good discharge for the purchase money and shall be paid (without any interest being payable in respect of it and after deduction of any expenses incurred by the Board in the sale) to the former holder (or, in the case of joint holders, the first of them named in the register) upon surrender by him or on his behalf to the Company for cancellation of any certificate in respect of the transferred shares.

(e) Miscellaneous

(i) Nothing in this Article shall require the Board to assume that any person is a US Holder unless the Board has made enquiries which show that it is likely that such person is a US Holder, or unless the board has reason to believe otherwise, in which circumstances the Board shall make enquiries in good faith to discover whether any person is a US Holder.

(ii) The Board shall not be obliged to give any notice otherwise required under this Article to any person if it does not know either his identity or his address. The absence of such a notice in those circumstances and any accidental error in or failure to give any notice to any person to whom notice is required to be given under this Article shall not prevent the implementation of, or invalidate, any procedure under this Article.

(iii) Save as otherwise provided in this Article, the provisions of these Articles applying to the giving of notice of meetings to members shall apply to the giving of any notice required by this Article.

(iv) Any resolution or determination of, or decision or exercise of any discretion or power by, the Board or any director or by the chairman of any meeting under or pursuant to the provisions of this Article (including, without prejudice to the generality of the foregoing as to what constitutes evidence which shows that a person is likely to be a US Holder or what constitutes enquiries made in good faith or as to the manner, timing and terms of any Required Disposal made by, or at the request of, the Board under Article 130C(c) above) shall be final and conclusive; and any disposal or transfer made, or other thing done, by or on behalf of, or on the authority of, the Board or any director pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The Board shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Article.

(v) Nothing in this Article shall constitute the holders of Relevant Shares as a separate class; and

(vi) This Article shall apply notwithstanding any provision in any other of these Articles which is inconsistent with or contrary to it.

ALTERATION OF ARTICLES

131. These Articles may be revoked or amended by the Board, which may from time to time revoke or amend them in any way by a Resolution of Directors but no such revocation or amendment of Article 75 shall be operative unless and until it has been approved by a majority of the Continuing Directors. For the purpose of this paragraph “Continuing Director” means any person, while he continues to hold office as a Director, who was a Director at the time at which the adoption of these Articles became effective or who subsequently became a Director, if he was appointed or recommended for election by a majority of such Directors.

EFFECT OF ALTERATIONS TO ARTICLES

132. The alterations to the Memorandum and Articles of Association of the Company that are to be effective upon the registration of these Articles shall be all those amendments contained in the Memorandum of Association filed with these Articles and all those amendments contained in these Articles and the existing Memorandum and Articles of Association of the Company shall be superseded in their entirety.